FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

April, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

April 27, 2012

Mr. Fernando Coloma Correa

Superintendent of Securities and Insurance

Santiago

REF: SIGNIFICANT EVENT

APPOINTMENT OF THE BOARD OF DIRECTORS

Dear Sir,

In accordance with articles 9 and 10 of Law 18,045 and the administrative regulations of the Superintendence of Securities and Insurance, I wish to inform you the following Significant Event:

The Shareholders’ Meeting of Empresa Nacional de Electricidad S.A., held yesterday, appointed a new Board of Directors of the Company for a period of three years from the date of the meeting.

The members of the Board are:

            Alfredo Arahuetes G.

            Jaime Bauzá B.

            Paolo Bondi

            Francesco Buresti

            Enrique Cibié B.

            Vittorio Corbo L.

            Felipe Lamarca C.

            Manuel Morán C.

            Jorge Rosenblut

The Board of the company at its ordinary meeting held on April 26, 2012, agreed to appoint Jorge Rosenblut as Chairman of the Board and of the Company and Paolo Bondi as the Vice Chairman of the Board.

            During the same meeting, the Board agreed to appoint Jaime Bauzá B., Enrique Cibié B. and Felipe Lamarca C. as members of the Directors’ Committee.

Yours sincerely,

Joaquín Galindo

Chief Executive Officer

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: April 27, 2012